UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

BREK ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

106786 10 6
(CUSIP Number)

Richard N. Jeffs Flat 7, 51 Ennismore Gardens, London, SW7 1AH, United Kingdom 011-44-20-7938-5409
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  106786 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard N. Jeffs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF (personal funds of reporting person) and OO (finder’s fee)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,927,336
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 14,927,336
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,927,336 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 23.4%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Brek Energy Corporation, a Nevada corporation (“Brek”) and the share purchase warrants convertible into shares of Common Stock. The principal executive office of Brek is located at 346 Kensington High Street, London, W14 8NS, United Kingdom.

Item 2. Identity and Background

(a)	Richard N. Jeffs
(b)	Flat 7, 51 Ennismore Gardens, London, SW7 1AH, United Kingdom
(c)	President and CEO of Brek Energy Corporation
(d)	During the last five years, Mr. Jeffs has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Jeffs was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jeffs is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Richard N. Jeffs has a direct beneficial interest in 8,797,446 shares of Common Stock and 4,862,501 share purchase warrants, and an indirect beneficial interest in 1,241,389 shares, which are registered in the name of Wet Coast Management Corp. and an indirect beneficial interest in 26,000 shares, which are registered in the name of 435013 B.C. Ltd.

Mr. Jeffs acquired the beneficial ownership of 350,000 units, which included 350,000 shares of Common Stock of Brek and 350,000 share purchase warrants, on May 24, 2004 for aggregate consideration of US$70,000 pursuant to a finder’s fee agreement with Brek for its January 2004 $0.20 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of three years at an exercise price of $0.30 each.

Mr. Jeffs acquired the beneficial ownership of 25,000 units, which included 25,000 shares of Common Stock of Brek and 25,000 share purchase warrants, on May 28, 2004 for aggregate consideration of US$5,000 pursuant to a finder’s fee agreement with Brek for its January 2004 $0.20 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of three years at an exercise price of $0.30 each.

Mr. Jeffs acquired the beneficial ownership of 55,000 units, which included 55,000 shares of Common Stock of Brek and 55,000 share purchase warrants, on November 30, 2004 for aggregate consideration of US$11,000 pursuant to a finder’s fee agreement with Brek for its January 2004 $0.20 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of three years at an exercise price of $0.30 each.

Mr. Jeffs acquired the beneficial ownership of 382,500 units, which included 382,500 shares of Common Stock of Brek and 382,500 share purchase warrants, on November 30, 2004 for aggregate consideration of US$76,500 pursuant to a finder’s fee agreement with Brek for its October 2004 $0.20 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of two years at an exercise price of $0.35 each.

Mr. Jeffs acquired the beneficial ownership of 50,000 units, which included 50,000 shares of Common Stock of Brek and 50,000 share purchase warrants, on December 21, 2004 for aggregate consideration of US$10,000 pursuant to a finder’s fee agreement with Brek for its October 2004 $0.20 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of two years at an exercise price of $0.35 each.

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Mr. Jeffs acquired the beneficial ownership of 216,667 units, which included 216,667 shares of Common Stock of Brek and 216,667 share purchase warrants, on January 18, 2005 for aggregate consideration of US$65,000 pursuant to a finder’s fee agreement with Brek for its December 2004 $0.30 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of two years at an exercise price of $0.50 each.

Mr. Jeffs acquired the beneficial ownership of 100,000 units, which included 100,000 shares of Common Stock of Brek and 100,000 share purchase warrants, on January 24, 2005 for aggregate consideration of US$30,000 pursuant to a finder’s fee agreement with Brek for its December 2004 $0.30 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of two years at an exercise price of $0.50 each.

Mr. Jeffs acquired the beneficial ownership of 16,667 units, which included 16,667 shares of Common Stock of Brek and 16,667 share purchase warrants, on July 7, 2005 for aggregate consideration of US$5,000 pursuant to a finder’s fee agreement with Brek for its December 2004 $0.30 Reg S private placement. Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of two years at an exercise price of $0.50 each.

Mr. Jeffs acquired the beneficial ownership of 400,000 shares of Common Stock of Brek on July 28, 2005 for aggregate consideration of US$100,000 pursuant to the exercise of 400,000 share purchase warrants exercisable at $0.25 per warrant.

Item 4. Purpose of Transaction

Richard N. Jeffs acquired the shares as a personal investment. Due to his position as President and CEO of Brek, Mr. Jeffs has a controlling interest in Brek. Depending on market conditions and other factors, Mr. Jeffs may acquire additional securities of Brek as Mr. Jeffs deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Brek or otherwise. Mr. Jeffs also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Jeffs does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Brek, or the disposition of securities of Brek;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brek or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Brek or any of its subsidiaries;

(4)	any change in the present board of directors or management of Brek including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of Brek;

(6)	any other material change in Brek’s business or corporate structure;

(7)	changes in Brek’s Articles of Incorporation or other actions that may impede an acquisition of control of Brek by any person;

(8)
a class of securities of Brek to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Brek becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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(10)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
Richard N. Jeffs is the beneficial owner of 14,927,336 shares of Common Stock of Brek, of which 4,862,501 are share purchase warrants. The shares and share purchase warrants represent an aggregate 23.4% (diluted) of the issued and outstanding shares of Common Stock of Brek.

(b)	Richard N. Jeffs holds the sole power to vote and to dispose of the 14,927,336 shares of Common Stock of Brek.

(c)	Richard N. Jeffs has not effected any transaction in the common stock of Brek during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Richard N. Jeffs and any other person with respect to any securities of Brek, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

by: /s/ Richard N. Jeffs
Dated: July 28, 2005                                Richard N. Jeffs

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